Filed by Vector Group Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
under the Securities Exchange Act of 1934
Subject Company: New Valley Corporation
Commission File No. 1-2493
November 10, 2005

     Vector Group Ltd. conducted a conference call and webcast to discuss its third quarter 2005 results on Thursday, November 10, 2005, at 11:00 a.m. (EST). The following are excerpts from that conference call.
Howard:
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•	But before we discuss our performance, I wanted to say a few words about another development at Vector Group.
•	As you are surely aware, Vector has made a premium offer of $9 per share in Vector Group stock for all of the outstanding shares of New Valley that Vector does not already own. On October 20, Vector announced that we have commenced this exchange offer – under which we are offering New Valley stockholders 0.461 shares of Vector common stock for each outstanding share of New Valley they own. The exchange offer is designed to be tax-free.
•	While we were disappointed by the New Valley special committee’s decision recommending against our premium offer, we are eager for New Valley shareholders to make their own determination on the merits of our offer.
•	But let me emphasize, that due to a 90% tender requirement, it is highly unlikely that Vector will be able to close this transaction unless all significant New Valley shareholders tender into the offer. To be clear – if the 90% tender requirement is not satisfied, there can be no second-step short form merger and, thus, no appraisal rights.
•	Because of the current nature of this exchange offer, there’s not much more we can say about this matter at this time.
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Questions and Answers
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Operator
     Thank you, the next question is coming from Andrew Shapiro of Lawndale Capital.
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Andrew Shapiro - Lawndale Capital — Analyst
Okay great, thank you on that one. And then on the S4 for the Vector stock registration on page 13 or so, you guys talk about some issues here regarding Vector taxes, could you discuss the status of the IRS appeal. It’s been out there for a while and I would be interested in knowing how long these appeals on this particular issue generally last and whether a resolution is forthcoming?

Howard Lorber - Vector Group — PT, COO
I think our tax lawyer on it probably thinks that it’s going on to be very hard to resolve without going to court. And that I think his time table is that probably we’re I think two years plus away. Do you agree with that BK?

BK LeBow - Vector Group — Chairman, Chief Executive Officer
Yes, we had a hearing that was delayed by Hurricane Wilma last week.

Andrew Shapiro - Lawndale Capital — Analyst
And does that mean that would be a year delayed or you have no idea?

Howard Lorber - Vector Group — PT, COO
I think if we go all the way we’re not able to settle, I think we’re talking two, two and a half years, B. K.?

BK LeBow - Vector Group — Chairman, Chief Executive Officer
Two years sounds right.

Andrew Shapiro - Lawndale Capital — Analyst
If you don’t settle, okay. And then in the S4 it characterizes this potential expense as $124million net of tax benefits, which tax benefits are these because I think you also disclose that Vector really has no more NOLs,.

Howard Lorber - Vector Group — PT, COO
I think net of tax benefits means if we lose, we owe the money and the interest and I guess it’s a tax benefit from the interest. Correct, B. K?

BK LeBow - Vector Group — Chairman, Chief Executive Officer
That’s correct we would receive a tax benefit for the interest and any state taxes associated with the payment.

Andrew Shapiro - Lawndale Capital — Analyst
Okay. And does the IRS give you time to pay or is it required immediately?

Howard Lorber - Vector Group — PT, COO
It’s whatever you negotiate. It you don’t have the money I guess you work out a deal with them, like anything else. Obviously we hope we don’t get there. We hope before it comes to the end of the line that we work out some sort of agreement with them.

Andrew Shapiro - Lawndale Capital — Analyst
Last question relates to the Douglas Ellaman, which flows through as an unconsolidated entity in New Valley and thus into Vector and that is we noticed that the Douglas Ellaman cash balances, their net cash balances as well as their regular cash balances, were up very nicely however, the expenses grew a bit faster than revenues where is Douglas Ellaman investing or where are their expense issues and are these one time or reoccurring in nature.

Howard Lorber - Vector Group — PT, COO
You know. Listen. The great bulk of the expenses are variable. So if you’re saying they grew a percentage higher it could be because we have made some investments like for instance we have expanded into Brooklyn. We have new leases we haven’t really got up and running where we’re getting any substantial revenue, there’s a few other new offices in Long Island. So my guess is any place you see where the expenses are up, and it hasn’t produced revenues yet are the new areas that we’re trying to expand into.

Andrew Shapiro - Lawndale Capital — Analyst
So those would be growth areas that obviously are just kicking in and not yet anniversary.

Howard Lorber - Vector Group — PT, COO
Exactly, exactly correct. And as it relates to cash. Basically we pay down our debt with our cash, quarterly.

Andrew Shapiro - Lawndale Capital — Analyst
Right it just raises the enterprise value towards New Valley —

Howard Lorber - Vector Group — PT, COO
Exactly.

Andrew Shapiro - Lawndale Capital — Analyst
And to Vector. Thank you, no other questions right now.

Howard Lorber - Vector Group — PT, COO
You’re welcome.
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Operator
Thank you. Mark your line is live.
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Mark - Unidentified — Analyst
Okay. A New Valley question. When or if this short form merger takes place what sort of synergies, cost savings would you guys estimate for 2006 that would drop down to the bottom line of Vector Group?

Howard Lorber - Vector Group — PT, COO
Say that again?

Mark - Unidentified — Analyst
What sort of synergies do you guys expect to realize from the short form merger between New Valley and Vector that the shareholder base would realize in 2006.

Howard Lorber - Vector Group — PT, COO
Obviously accounting and legal, which you know is no small amount these days specially with Sarbanes-Oxley in accounting so it’s probably a couple million dollars there. We really haven’t gone through to see what else there is. The people are not going to change to any great degree so I don’t think there’s that much more as far as cost savings on the expense side.

Mark - Unidentified — Analyst
But somewhere you think in the neighborhood of maybe a nickle, 10-cent a share. Perhaps.

Howard Lorber - Vector Group — PT, COO
Surely a couple of million dollars. Dick, would you agree with that number?

Dick Lampen - Vector Group — EVP
I think in the area of $1 to $2 million. I don’t think it’s really been. We haven’t specifically quantified it.

Howard Lorber - Vector Group — PT, COO
I wouldn’t be surprised if it’s $2 million.
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About Vector Group Ltd.
Vector Group is a holding company that indirectly owns Liggett Group Inc., Vector Tobacco Inc. and a controlling interest in New Valley Corporation. Additional information concerning the company is available on the company’s website, www.VectorGroupLtd.com.
Additional Information and Where to Find It
A prospectus, which is part of the Vector Registration Statement on Form S-4, and related exchange offer materials, including a letter of transmittal, has been mailed to stockholders of New Valley. In addition, Vector has filed such prospectus and related materials and a proxy statement on Schedule 14A and related materials with the Securities and Exchange Commission (SEC). Investors and security holders are advised to carefully read these documents. These materials contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
Investors and security holders may obtain a free copy of the prospectus, proxy statement and other documents filed by Vector with the SEC at the SEC’s web site, www.sec.gov. Copies of such prospectus, proxy statement and Vector’s related filings made with the SEC may also be obtained from Vector’s Investor Relations Department at 305-579-8000 or from Georgeson Shareholder Communications Inc., Vector’s information agent, at (877) 388-2794 (toll free).
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This filing contains certain forward-looking statements about future business transactions involving Vector and New Valley. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Vector’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Vector and New Valley Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the SEC.
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